                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                     WESTAR FINANCIAL SERVICES INCORPORATED
                     --------------------------------------
                       Successor to Republic Leasing, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   957098 10 6
                                 --------------
                                 (Cusip Number)

                              Charles W. Dent, Esq.
                           T & W Financial Corporation
                                  P.O. Box 3028
                              Federal Way, WA 98063
                                 (253) 922-5164
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(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 31, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to each subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 957098 10 6                   13D
----------------------------

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      T & W Leasing, Inc., formerly known as T & W Financial Corporation 91-1547059
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS

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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Washington
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                      7   SOLE VOTING POWER
                          0 shares of common stock
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0 shares of common stock
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0 shares of common stock
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0 shares of common stock
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 shares of common stock
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
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  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO. 957098 10 6                   13D
----------------------------

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock (the "Common Stock") of Westar Financial Services Incorporated (the "Company"), successor to Republic Leasing, Inc., and is being filed by T & W Leasing, Inc. pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This filing is the amendment no. 1 to Schedule 13D filed June 18, 1997, and its purpose is to report a disposition of all beneficial ownership of the Common Stock.

The name and address of the principal executive offices of the Issuer are Westar Financial Services Incorporated, The Republic Building, P.O. Box 919, Olympia, WA 98507.

As reported in its 10-K for the fiscal year ended March 31, 1997, the Company had 717,650 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND

        (a)  Name of Person Filing:      T & W Leasing, Inc., formerly known as
                                         T & W Financial Corporation ("T&W")

        (b)  State of Organization:      Washington

        (c)  Principal Business:         T&W Leasing, Inc. is a wholly-owned
                                         subsidiary of T & W Financial Services
                                         Company L.L.C. Its principal business
                                         is specialized commercial finance.

        (d)  Address of Principal
             Business and Office:        6416 Pacific Highway E.
                                         Tacoma, WA 98424

        (e) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No.

        (f) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No.



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CUSIP NO. 957098 10 6                   13D
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        As of the close of business on March 31, 1997, T & W Leasing, Inc. owned 0 shares of the Common Stock as a result of a non-liquidating distribution to P.L.M. Consulting Group, L.L.C.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the disposition of securities of the issuer was to effect a non-liquidating distribution of the Common Stock to P.L.M. Consulting Group, L.L.C. Notwithstanding the disposition, T&W may purchase shares of common stock of Westar Financial Services Incorporated (the "Company") from time to time. Any decision to make such additional purchase(s) will depend, however, on various factors, including without limitation, the price of the common stock, stock market conditions and the business prospects of the Company.

        Except as set forth herein, T&W does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) Aggregate Number of Shares of Common Stock of Westar Financial Services Incorporated beneficially owned: 0

            Percentage of Common Stock of Westar Financial Services Incorporated owned (based on 717,650 shares of common stock outstanding as reported in the Company's 10-K for the fiscal year ended March 31, 1997): 0%.

        (b)    Sole Voting Power:           -0-
               Sole Dispositive Power:      -0-
               Shared Voting Power:         -0-
               Shared Dispositive Power:    -0-

        (c )   Not Applicable

        (d)    Not Applicable

        (e)    March 31, 1997

ITEM 6. CONTRACTS. ARRANGEMENTS. UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships between T&W and the persons included in Item 2 with respect to the Common Stock.



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CUSIP NO. 957098 10 6                   13D
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        T & W Leasing, Inc.,
                                        a Washington corporation,


      2/16/99                               /s/ Michael A. Price
_________________                       By_____________________________________
       (Date)                             Michael A. Price, Chief Executive
                                          Officer



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